                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or Section
                 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 4)

                       ----------------------------------

                             J.D. EDWARDS & COMPANY
                       (Name of Subject Company (Issuer))

                                PEOPLESOFT, INC.

                         JERSEY ACQUISITION CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    281667105
                      (CUSIP Number of Class of Securities)

                       ----------------------------------

                                 Anne S. Jordan
              Senior Vice President, General Counsel and Secretary
                                PeopleSoft, Inc.
                               4460 Hacienda Drive
                          Pleasanton, California 94588
                                 (925) 225-3000
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                       ----------------------------------

                                    COPY TO:
                             Douglas D. Smith, Esq.
                             Lisa A. Fontenot, Esq.
                           Gibson, Dunn & Crutcher LLP
                        One Montgomery Street, 31st Floor
                             San Francisco, CA 94104
                                 (415) 393-8200

                       ----------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1
      [ ]   issuer tender offer subject to Rule 13e-4
      [ ]   going-private transaction subject to Rule 13e-3
      [X]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  SCHEDULE 13D


CUSIP No. 281667105
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       PeopleSoft, Inc.
       68-0137069
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [ ]
                                                                        (B) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
   NUMBER OF    7      SOLE VOTING POWER

     SHARES            104,754,894
                ----------------------------------------------------------------
  BENEFICIALLY  8      SHARED VOTING POWER

   OWNED BY            2,234,759(1)
                ----------------------------------------------------------------
     EACH       9      SOLE DISPOSITIVE POWER

  REPORTING            104,754,894
                ----------------------------------------------------------------
    PERSON      10     SHARED DISPOSITIVE POWER

     WITH              0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       106,989,653(1)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       84.9% (2)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) The Reporting Person may be deemed to be the beneficial owner of 2,234,759 shares of J.D. Edwards common stock that are issuable upon the exercise of outstanding options which are exercisable within 60 days of July 18, 2003, under certain certain Irrevocable Proxy and Voting Agreements described in Items 3 and 4 of the Schedule 13D, which is incorporated herein by reference. The Reporting Person disclaims beneficial ownership of any such shares of common stock covered by the Irrevocable Proxy and Voting Agreements not tendered in the Offer (as defined below) and accepted by Purchaser (as defined below).

(2) Based on 126,010,694 shares of J.D. Edwards common stock, equal to 123,775,935 shares of J.D. Edwards common stock outstanding on July 18, 2003 (as reported by J.D. Edwards & Company and The Bank of New York, the exchange agent for the Offer) plus an amount reflecting the issuance of 2,234,759 shares of J.D. Edwards common stock upon the exercise of outstanding options which are exercisable within 60 days of July 18, 2003.

                                  SCHEDULE 13D


  CUSIP No. 281667105

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Jersey Acquisition Corporation
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) [ ]
                                                                        (B) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
   NUMBER OF    7      SOLE VOTING POWER

     SHARES            104,754,894
                ----------------------------------------------------------------
  BENEFICIALLY  8      SHARED VOTING POWER

   OWNED BY            2,234,759(1)
                ----------------------------------------------------------------
     EACH       9      SOLE DISPOSITIVE POWER

  REPORTING            104,754,894
                ----------------------------------------------------------------
    PERSON      10     SHARED DISPOSITIVE POWER

     WITH              0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       106,989,653(1)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       84.9% (2)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) The Reporting Person may be deemed to be the beneficial owner of 2,234,759 shares of J.D. Edwards common stock that are issuable upon the exercise of outstanding options which are exercisable within 60 days of July 18, 2003 under certain Irrevocable Proxy and Voting Agreements described in Items 3 and 4 of the Schedule 13D, which is incorporated herein by reference. The Reporting Person disclaims beneficial ownership of any such shares of common stock covered by the Irrevocable Proxy and Voting Agreements not tendered in the Offer and accepted by Purchaser.

(2) Based on 126,010,694 shares of J.D. Edwards common stock, equal to 123,775,935 shares of J.D. Edwards common stock outstanding on July 18, 2003 (as reported by J.D. Edwards & Company and The Bank of New York, the exchange agent for the Offer) plus an amount reflecting the issuance of 2,234,759 shares of J.D. Edwards common stock upon the exercise of outstanding options which are exercisable within 60 days of July 18, 2003.

This Amendment No. 4, constituting the final amendment (this "Amendment"), amends and supplements the Tender Offer Statement on Schedule TO filed on June 19, 2003, as amended from time to time (the "Schedule TO"), by PeopleSoft, Inc., a Delaware corporation ("PeopleSoft"), and Jersey Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of PeopleSoft ("Purchaser"), relating to Purchaser's offer to exchange all of the issued and outstanding shares of common stock, par value $.001 per share of J.D. Edwards & Company, a Delaware corporation ("J.D. Edwards"), together with the associated stock purchase rights, for the consideration described in the Schedule TO.

PeopleSoft has filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, relating to the PeopleSoft common stock, par value $.01 per share, to be issued to the stockholders of J.D. Edwards in connection with the offer, as set forth in the prospectus (the "Prospectus") which is a part of the Registration Statement, and the related letter of transmittal (the "Letter of Transmittal" which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), which were annexed to the Schedule TO as Exhibits(a)(4)(i) and (a)(1)(i) thereto, respectively. On July 3, 2003, PeopleSoft filed Amendment No. 1 to the Registration Statement, which was annexed to the Schedule TO as Exhibit
(a)(4)(ii). On July 14, 2003, PeopleSoft filed the Prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended, which was annexed to the Schedule TO as Exhibit (a)(4)(iii).

The information set forth in the Registration Statement and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of the Schedule TO, except as otherwise set forth below.

This Amendment also constitutes Amendment No. 2 to the statement on Schedule 13D (the "Schedule 13D) filed by PeopleSoft and Purchaser with the Securities and Exchange Commission ("SEC") on June 11, 2003, as amended by Amendment No. 1 filed with the SEC on June 17, 2003, with respect to the beneficial ownership by PeopleSoft and Purchaser of J.D. Edwards common stock, which are incorporated herein by reference. Schedule I to the Schedule 13D is hereby amended and supplemented as set forth in Schedule I to this Amendment. As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO and all amendments hereto previously filed with the SEC is hereby incorporated by reference with respect to Items 1 through 6 of the Schedule 13D, except as otherwise set forth below. Item 7 of the Schedule 13D is hereby amended and supplemented by including the Schedule TO and all amendments hereto previously filed with the SEC as exhibits to the Schedule 13D.

ITEM 8. INTEREST IN SHARES OF THE SUBJECT COMPANY.

Item 8 of the Schedule TO and Item 5 of the Schedule 13D are hereby amended and supplemented to include the following information:

EXPIRATION OF THE OFFER AND RESULTS

The Offer expired at 12:00 midnight, New York City time, on Thursday, July 17, 2003. At approximately 1:45 a.m., New York City time, on Friday, July 18, 2003, PeopleSoft and Purchaser accepted for exchange and payment all shares of J.D. Edwards common stock validly tendered and not withdrawn prior to the expiration of the Offer. At the expiration of the Offer and after delivery of guaranteed shares, 104,754,894 shares of J.D. Edwards common stock were validly tendered and not withdrawn, representing approximately 84.6% of the outstanding J.D. Edwards common stock. Based on information provided to PeopleSoft and Purchaser by J.D. Edwards, there were 123,775,935 shares of J.D. Edwards common stock outstanding as of July 17, 2003. On July 18, 2003, PeopleSoft issued a press release announcing the results of the Offer. The full text of the press release is filed as Exhibit (a)(5)(xxii) and is incorporated herein by reference.

OFFER CONSIDERATION

On July 16, 2003, PeopleSoft and Purchaser announced the per share valuation of the transaction and the average closing price of PeopleSoft common stock for determination of the allocation and proration of consideration in the Offer. J.D. Edwards stockholders who tendered their shares of J.D. Edwards common stock in the Offer would receive consideration with a value of $14.7384 in cash, PeopleSoft common stock or a combination of cash and PeopleSoft common stock for each share of J.D. Edwards common stock tendered. The $14.7384 per share consideration in the Offer was based on adding $7.05 in cash and $7.6884, which represented the value of 0.43 of a share of PeopleSoft common stock, based on the average closing price for PeopleSoft common stock on the Nasdaq National Market for the five consecutive trading days ending July 15, 2003 of $17.88. The full text of the press release is filed as Exhibit (a)(5)(xx) and is incorporated herein by reference.

Based on the tender numbers reported by The Bank of New York, the total number of shares of J.D. Edwards common stock tendered for cash was 59,166,642, which exceeded the maximum number of shares of J.D. Edwards common stock that could elect cash of 50,108,696. In addition, the total number of shares of J.D. Edwards common stock tendered for PeopleSoft common stock was 44,737,590 and the total number of shares of J.D. Edwards common stock which were tendered but for which no elections were made was 850,662. As a result, the amount of cash payable to the J.D. Edwards stockholders pursuant to the Offer is subject to proration, because the amount of cash consideration elected to be received by tendering J.D. Edwards stockholders in the Offer exceeded the maximum amount of cash consideration available in the Offer. All tenders of shares of J.D. Edwards common stock for cash were subject to a proration factor of approximately 0.8469 and will receive $12.48 in cash plus 0.1262 of a share of PeopleSoft common stock for each share of J.D. Edwards common stock tendered. There will be no proration for J.D. Edwards stockholders who tendered electing for stock, and they will receive 0.8243 of a share of PeopleSoft common stock for each share of J.D. Edwards common stock tendered. J.D. Edwards stockholders who tendered but made no election will receive 0.8243 of a share of PeopleSoft common stock for each share of J.D. Edwards common stock tendered. The full text of the press release on the final proration is filed as Exhibit
(a)(5)(xxv) and is incorporated herein by reference.

FRACTIONAL SHARES

As described in the Prospectus entitled "The Offer - Cash Instead of Fractional Shares of PeopleSoft Common Stock," each tendering holder of J.D. Edwards common stock that would otherwise receive a fractional share of PeopleSoft common stock will instead receive cash, rounded up to the nearest whole cent, in an amount equal to the fraction of the share of PeopleSoft common stock (after aggregating all fractional shares of PeopleSoft common stock that would otherwise be received by the stockholder) multiplied by $18.00, the closing price for a share of PeopleSoft common stock on the Nasdaq National Market on July 18, 2003, the date on which PeopleSoft and Purchaser accepted the shares of J.D. Edwards common stock for exchange and payment.

MERGER

Subject to the satisfaction of the requirements of the Delaware General Corporation Law, PeopleSoft intends to cause Purchaser to merge with and into J.D. Edwards (the "Merger"), with J.D. Edwards becoming a wholly-owned subsidiary of PeopleSoft. PeopleSoft expects to acquire the remaining outstanding shares of J.D. Edwards common stock by the end of August pursuant to the Merger. As soon as practicable after the effective time of the Merger, PeopleSoft intends to cause J.D. Edwards, as the surviving corporation of the Merger, to be merged with and into PeopleSoft or one of its direct wholly-owned subsidiaries, with PeopleSoft or its subsidiary as the surviving corporation.

ITEM 12.        EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

      EXHIBIT        DESCRIPTION
      (a)(5)(xx)     Press Release issued by PeopleSoft, dated July 16, 2003
                     (incorporated by reference to PeopleSoft's 425 filing on
                     July 16, 2003).

      (a)(5)(xxi) CRM Article dated July 11, 2003 (incorporated by reference to PeopleSoft's 425 filing on July 16, 2003).

      (a)(5)(xxii)   Press Release issued by PeopleSoft, dated July 18, 2003
                     (incorporated by reference to PeopleSoft's 425 filing on
                     July 18, 2003).

      (a)(5)(xxiii)  Advertisement dated July 24, 2003 (incorporated by reference to PeopleSoft's 425 filing on July 24, 2003).

      (a)(5)(xxiv)   Press Release issued by PeopleSoft, dated July 23, 2003
                     (incorporated by reference to PeopleSoft's 425 filing on
                     July 24, 2003).

      (a)(5)(xxv)    Press Release issued by PeopleSoft, dated July 28, 2003
                     (incorporated by reference to PeopleSoft's 425 filing on July 28, 2003).

                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PEOPLESOFT, INC.


                                    By:   /s/ Anne S. Jordan
                                          ------------------------
                                          Name:   Anne S. Jordan
                                          Title:  Senior Vice President,
                                                  General Counsel and Secretary

                                    JERSEY ACQUISITION CORPORATION


                                    By:   /s/ Anne S. Jordan

                                          ------------------------
                                          Name:   Anne S. Jordan
                                          Title:  Vice President, Secretary


Dated:  July 28, 2003

                                  SCHEDULE 13D

CUSIP No. 281667105

                                   SCHEDULE I

                          DIRECTORS OF PEOPLESOFT, INC.

      The information relating to Cyril Yansouni is hereby deleted and amended and restated in its entirety as set forth below:

                                               Name and Address of Corporation
                    Principal Occupation or  or Employment/Other Organization in
         Name              Employment                  Which Employed
         ----       -----------------------  -----------------------------------
Cyril J. Yansouni   Retired                  N/A

                    citizen of Belgium

      The information relating to Michael J. Maples is hereby added to Schedule I as set forth below:

                                               Name and Address of Corporation
                    Principal Occupation or  or Employment/Other Organization in
         Name              Employment                  Which Employed
         ----       -----------------------  -----------------------------------

Michael J. Maples   Retired                  N/A

      EXECUTIVE OFFICERS AND DIRECTORS OF JERSEY ACQUISITION CORPORATION

      The information relating to Robin Washington is hereby added to Schedule I as set forth below:

         Name                      Principal Occupation or Employment
                        Senior Vice President of Finance and Corporate
Robin Washington        Controller of  PeopleSoft, Inc.; Senior Vice President
                        of Finance and Corporate Controller of Jersey
                        Acquisition Corporation

                                  EXHIBIT INDEX

      EXHIBIT        DESCRIPTION
      (a)(1)(i)      Letter of Transmittal.*

      (a)(1)(ii)     Notice of Guaranteed Delivery.*

      (a)(1)(iii)    Letter from the Information Agent to Brokers,
                     Dealers, Commercial Banks, Trust Companies and Other
                     Nominees.*

      (a)(1)(iv)     Letter to Clients for use by Brokers, Dealers,
                     Commercial Banks, Trust Companies and Other
                     Nominees.*

      (a)(1)(v)      Guidelines for Certification of Taxpayer
                     Identification Number on Substitute Form W-9.*

      (a)(4)(i)      Registration Statement on Form S-4, File No.
                     333-106269, dated June 19, 2003.*

      (a)(4)(ii)     Amendment No. 1 to the Registration Statement on
                     Form S-4, File No. 333-106269, filed July 2, 2003.*

      (a)(4)(iii) Prospectus, dated July 11, 2003 (incorporated by reference to PeopleSoft's Rule 424 (b)(3) filing in connection with Registration Statement No. 333-106269 on July 14, 2003).

      (a)(5)(i)      Summary Advertisement as published on June 19, 2003.*

      (a)(5)(ii) Text of Press Release issued by PeopleSoft and the Company on June 16, 2003.*

      (a)(5)(iii) Form of Irrevocable Proxy and Voting Agreement by and between PeopleSoft, Inc. and Jersey Acquisition
                     Corporation, on the one hand and J.D. Edwards &
                     Company (with respect to certain provisions only), and certain stockholders of J.D. Edwards & Company, on the other hand.*

      (a)(5)(iv) Form of Irrevocable Proxy and Voting Agreement by and between J.D. Edwards & Company on the one hand and J.D. Edwards & Company (with respect to certain provisions only), and certain stockholders of PeopleSoft, Inc., on the other hand.*

      (a)(5)(v)      Press Release issued by PeopleSoft, dated June 19,
                     2003.*

      (a)(5)(vi)     Investor Presentation dated June 20, 2003.*

      EXHIBIT        DESCRIPTION
      (a)(5)(vii)    Letter to PeopleSoft Employees dated June 20, 2003.*

      (a)(5)(viii)   eWeek Article dated June 20, 2003.*

      (a)(5)(ix)     Advertisement dated June 23, 2003.*

      (a)(5)(x)      Quest Article dated June 23, 2003.*

      (a)(5)(xi)     Email Newsletter to PeopleSoft Customers dated June
                     24, 2003.*

      (a)(5)(xii)    Transcript of TriNet Webcast dated June 25, 2003.*

      (a)(5)(xiii)   Press Release issued by PeopleSoft, dated July 1,
                     2003.*

      (a)(5)(xiv)    Text of Information Posted on PeopleSoft's Website.*

      (a)(5)(xv)     Advertisement dated July 2, 2003.*

      (a)(5)(xvi)    Press Release issued by PeopleSoft, dated July 2,
                     2003.*

      (a)(5)(xvii)   Transcript of PeopleSoft Conference Call, dated July
                     2, 2003.*

      (a)(5)(xviii)  Press Release issued by PeopleSoft, dated July 3,
                     2003.*

      (a)(5)(xix)    Press Release issued by PeopleSoft, dated July 14,
                     2003*.

      (a)(5)(xx)     Press Release issued by PeopleSoft, dated July 16, 2003
                     (incorporated by reference to PeopleSoft's 425 filing on July 16, 2003).

      (a)(5)(xxi) CRM Article dated July 11, 2003 (incorporated by reference to PeopleSoft's 425 filing on July 16, 2003).

      (a)(5)(xxii)   Press Release issued by PeopleSoft, dated July 18, 2003
                     (incorporated by reference to PeopleSoft's 425 filing on
                     July 18, 2003).

      (a)(5)(xxiii)  Advertisement dated July 24, 2003 (incorporated by reference to PeopleSoft's 425 filing on July 24, 2003).

      (a)(5)(xxiv)   Press Release issued by PeopleSoft, dated July 23, 2003
                     (incorporated by reference to PeopleSoft's 425 filing on
                     July 24, 2003).

      (a)(5)(xxv)    Press Release issued by PeopleSoft, dated July 28, 2003
                     (incorporated by reference to PeopleSoft's 425 filing on July 28, 2003).

      (b)            None.

      (c)            Not applicable

      (d) Amended and Restated Agreement and Plan of Merger and Reorganization dated as of June 16, 2003 by and among PeopleSoft, Inc., J.D. Edwards and Jersey
                     Acquisition Corporation.*

      EXHIBIT        DESCRIPTION
      (e)            Not applicable.

      (f)            Not applicable.

      (g)            None.

      (h)            None.

   * Previously filed.


                                        3